Board of Management

04036072

Vedior

AIR MAIL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-4654

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SEC MAIL RECEIVED PROCESSING
AUG 0 6 2004
WASH. D.C. 185 SECTION

Amsterdam, 29 July 2004

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

dlw 8/9

enclosure

Vedior

Amsterdam, The Netherlands

Acceleration across specialist sectors drives improvement in sales and profitability

For release at 7.00am on 29 July 2004

Zach Miles, Vedior's Chief Executive, said: *"Vedior's higher-margin specialist sectors have continued to gather momentum during the second quarter of 2004 which is encouraging for the second half of the year. IT and Accounting staffing sectors are now recovering strongly.*

We have experienced stronger growth across most of our major regions including the UK and US. In France, Vedior increased sales and maintained profitability. In the Netherlands, we are seeing a turnaround in market conditions with a strong performance from our Vedior brand.

Our development programme continues with the announcement today of an acquisition in Mexico strengthening our presence in Latin America."

HIGHLIGHTS FOR THE SECOND QUARTER

- **Sales up 9% at €1,624 million (organic growth of 8%)**
- **Operating income up 26% at €54 million (organic growth of 24%)**
- **Net income per share improved 45% to €0.16 (Q2 2003: €0.11)**
- **Specialist staffing sales up 15% organically with strong growth in IT and Engineering**
- **Permanent placement increased by 19% organically**
- **Conversion ratio increased to 19.0% from 16.1% demonstrating strong improvement in operating efficiency**
- **Vedior expands into Mexico** (see separate media release)

HIGHLIGHTS FOR THE FIRST HALF YEAR

- **Sales up 8% at €3,100 million (organic growth of 6%)**
- **Operating income up 27% at €95 million (organic growth of 17%)**
- **Net income per share improved 59% to €0.27 (H1 2003: €0.17)**
- **Net debt reduced by 10% to €629 million (H1 2003: €700 million)**

N.B. Organic growth is measured by excluding the impact of currency effects and acquisitions. For the half year

Vedior

Q2 2004 Financial Performance

Sales have, once again, improved as a result of a generally more positive global operating environment and recovering specialist sectors. Within the quarter, both sales and gross margins showed a rising trend. At the same time, continuing tight cost control helped to deliver improved operating efficiency.

Sales

Sales increased 9% (organic increase: 8%) to €1,624 million from €1,491 million in the same quarter in 2003. Currency fluctuations had no material impact on sales. Permanent placement increased 19% organically to 2.1% of sales compared to 1.8% of sales in Q2 2003.

Gross Margin

Gross margin was 17.5% compared to 17.9% in the second quarter of 2003. Higher gross margins were achieved in Belgium and Germany. Gross margins in France, the Netherlands, UK and US declined reflecting changes in business mix, some pricing pressure and, in the case of the US, additional state unemployment insurance.

Operating Costs

Operating costs were 2% higher on an organic basis at €230 million, a very good result considering the 8% organic growth in sales. SG&A as a percentage of sales improved to 14.2% from 15.0% in Q2 2003.

Operating Income

Operating income (income before interest, tax and goodwill amortisation) was €54 million, a 26% increase (24% organic) from €43 million in Q2 2003. The conversion ratio (operating income divided by gross income) increased to 19.0% from 16.1% in Q2 2003 demonstrating a strong improvement in operating efficiency. Currency fluctuations increased operating income by 1%. Operating income as a percentage of sales was 3.3% compared to 2.9% in Q2 2003.

Net income and earnings per share

Net income (before goodwill amortisation) increased 42% to €27 million from €19 million in the second quarter of last year. Earnings per share (before goodwill amortisation) were €0.16, a 45% increase from €0.11 in Q2 2003.

Net Debt and Cash Flow

Net debt increased by €82 million during the quarter to €629 million as part of the normal seasonal pattern but decreased by €71 million compared to the second quarter of 2003. Debtor days reduced by one day compared to Q2 2003. Cash flow used in operating activities increased from €41 million in 2003 to €46 million in 2004 to accommodate the growth in sales.

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 which, in accordance with Dutch accounting standards, is being amortised over a period of seven years.

In 2005, Vedior will adopt International Financial Reporting Standards (IFRS) which require that goodwill is no longer amortised on a systematic basis and will be tested for impairment annually. The treatment of goodwill and a number of other issues relating to the adoption of IFRS have been identified and described in more detail under Appendix A of this media release. Had the Company adopted IFRS in 2004, there would have been no material adjustment for net income in the first half year other than the elimination of the charge for the amortisation of goodwill.

Vedior

Q2 2004 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 2% compared to 2003.
- Operating income improved by 10% on an organic basis helped by a reduction in accruals no longer required of €2.0 million.
- Tertiary, high-skilled blue collar and construction segments continue to gain market share.
- Specialist staffing up 11% compared to Q2 2003 with particular growth in IT and engineering.

United Kingdom

- Sales improvement continues with 21% organic growth over Q2 2003.
- IT sector particularly buoyant with sales up 42% organically.
- Engineering, healthcare and teleservices staffing also grew strongly.
- Education sales return to growth in May and June.
- Traditional staffing sales up organically by 12%.

United States

- Organic sales increase of 16%.
- Operating profit up 34% organically driven by growth in both traditional and specialist sectors.
- IT staffing organic sales growth of 17%.
- Accounting staffing organic sales growth of 22%.
- Traditional staffing sales grew organically by 32%.

Netherlands

- Organic sales declined by 4%, a significant improvement from prior quarters.
- Staffing market is now improving.
- Operating profit maintained at same level as 2003.
- Vedior brand continues to outperform the market and achieved traditional staffing organic sales growth of 14% in June.

Rest of Europe/Rest of World

- Strong improvement in sales from both 'Rest of Europe' and 'Rest of World' regions.
- Accelerating trend in most European markets, notably Germany, Belgium, Spain and Italy driving strong increase in profitability.
- Continuing growth in Australia, particularly within the traditional staffing sector.
- Organic sales growth of 70% in Latin America.
- New acquisitions performing ahead of expectations.

Analysis by Industry Sector

- Traditional staffing sales increased by 5% organically, outpaced by specialist organic sales growth of 15%.
- Specialist staffing contributed 33% of Group sales and 53% of operating profit.
- Engineering was the best sector compared to Q2 2003, achieving organic sales growth of 24%.
- IT staffing sales up by 19% organically with positive growth in all major markets.
- Accounting sales up by 16% organically.
- Education in Australia achieves strong profitable growth

Vedior

Management Outlook

For the remainder of the year, sales trends will remain positive and operating efficiency will continue to improve.

We anticipate that the main driver of growth in our business for the second half of 2004 will be generated from a continuing pick-up in specialist businesses in North America and an improving Dutch market supported by continuing strong trading conditions in the UK, Southern Europe and Southern Hemisphere.

French economic forecasts have recently been revised upwards and we are confident that Vedior remains well-placed to capitalise on improving trends in this important market.

The acquisition of Top Personnel in Mexico adds to our network in Latin America which has been Vedior's fastest growing region since 2001 (see separate media release). We continue to identify complementary and strategic acquisitions operating in attractive regions and industry sectors.

Notes to Editors:

Vedior is one of the world's leading staffing companies. The Group operates in 36 countries with a network of 2,279 offices worldwide including Europe, North America, Australasia, South Africa, Latin America and Asia. Vedior provides a broad range of staffing services through distinct brand names targeting specific sectors including traditional administrative/light industrial sectors and specialist sectors such as information technology, healthcare, accounting, engineering and education. We offer temporary staffing, permanent placement and other employment-related services.

Vedior

Financial Agenda:

28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results 2004
28 April 2005	Publication first quarter results
29 April 2005	Annual General Meeting of Shareholders
28 July 2005	Publication second quarter results
27 October 2005	Publication third quarter results
2 February 2006	Publication of annual results 2005

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Vedior

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 June 2004	2003	change in %	organic growth
Sales	**1,624**	1,491	9%	8%
Operating income*	**54**	43	26%	24%
Net income*	**27**	19	42%	
Basic earnings per ordinary share* (in €)	**0.16**	0.11	45%	
Number of shares outstanding at 30 June (in millions)	**166.0**	164.5	1%	
Net interest bearing assets and liabilities	**(629)**	(700)	-10%	
Operating working capital	**548**	524	5%	

* *before goodwill amortisation*

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2003 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.

Auditor's review

The accompanying interim financial statements are unaudited. However, based on the Euronext Stock Exchange regulations the information furnished in the interim financial statements regarding the first half year has been subject to auditors review (see review report on page 13).

Vedior

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 30 June 2004	2003	change in %	organic growth
France	729	712	2%	2%
United Kingdom	209	166	26%	21%
United States	122	111	10%	16%
Netherlands	117	122	-4%	-4%
Rest of Europe	311	267	16%	15%
Rest of World	136	113	20%	15%
SALES	1,624	1,491	9%	8%
France	22	20	10%	
United Kingdom	13	11	18%	
United States	5	4	25%	
Netherlands	2	2	-	
Rest of Europe	8	3	167%	
Rest of World	7	6	17%	
	57	46	24%	
Corporate expenses	(3)	(3)	-	
OPERATING INCOME before goodwill amortisation	54	43	26%	24%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Three months ended 30 June 2004	2003	change in %	organic growth
Information Technology	171	143	20%	19%
Healthcare	106	98	8%	7%
Engineering	89	70	27%	24%
Accounting	60	51	18%	16%
Education	32	31	3%	-1%
Other specialties*	79	65	22%	12%
Specialty	537	458	17%	15%
Traditional	1,087	1,033	5%	5%
SALES	1,624	1,491	9%	8%
Information Technology	9	6	50%	
Healthcare	7	7	-	
Engineering	5	3	67%	
Accounting	2	1	100%	
Education	4	4	-	
Other specialties*	3	2	50%	
Specialty	30	23	30%	
Traditional	27	23	17%	
	57	46	24%	
Corporate expenses	(3)	(3)		
OPERATING INCOME before goodwill amortisation	54	43	26%	24%

* Starting 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of other specialties. The comparative numbers have been adjusted accordingly.

Vedior

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2004	2003	change in %	organic growth
Sales	1,624	1,491	9%	8%
Cost of sales	(1,340)	(1,224)		
Gross profit	284	267	6%	5%
Personnel cost	(145)	(138)		
Other operating cost	(85)	(86)		
Operating income before goodwill amortisation	54	43	26%	24%
Goodwill amortisation	(70)	(69)		
Operating result	(16)	(26)		
Financial income and expense (net)	(11)	(11)		
Result from ordinary operations before taxes	(27)	(37)		
Taxation	(13)	(10)		
Result from ordinary operations after taxes	(40)	(47)		
Third-party interests	(3)	(3)		
Net loss	(43)	(50)		
Net income before goodwill amortisation	27	19	42%	
Basic loss per ordinary share*	(0.27)	(0.31)		
Basic earnings per ordinary share* before goodwill amortisation	0.16	0.11	45%	
Diluted earnings per ordinary share* before goodwill amortisation	0.15	0.11	36%	

* after preference payments

CALCULATION EARNINGS PER SHARE NUMBERS (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2004	2003
Net loss	(43)	(50)
Payment on preference shares	(1)	(1)
Net loss allocated to holders of (certificates of) ordinary shares	(44)	(51)
Goodwill amortisation	70	69
Net profit before goodwill amortisation allocated to holders of (certificates of) ordinary shares	26	18
Weighted average number of shares (in millions)	165.2	163.1
Basic loss per ordinary share*	(0.27)	(0.31)
Basic earnings per ordinary share* before goodwill amortisation	0.16	0.11

Vedior

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 June 2004	2003
Operating income before goodwill amortisation	54	43
Depreciation	11	12
Movement in operating working capital	(87)	(68)
Movement in provisions	2	(2)
Cash flow used in business activities	(20)	(15)
Financial income and expenses paid (net)	(17)	(19)
Corporate taxes paid	(9)	(7)
Cash flow used in operating activities	(46)	(41)
Cash flow used in investment activities	(20)	(17)
Cash flow from financing activities	47	40
Balance of cash flows	(19)	(18)
Balance of cash at 1 April	135	90
Effects of currency translation	(1)	-
Balance of cash at 30 June	115	72
Short-term debt	(215)	(101)
Short-term interest bearing assets and liabilities	(100)	(29)

Vedior

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Six months ended 30 June 2004	2003	change in %	organic growth*
France	1,365	1,321	3%	2%
United Kingdom	414	341	21%	15%
United States	240	229	5%	12%
Netherlands	230	248	-7%	-11%
Rest of Europe	586	512	14%	13%
Rest of World	265	219	21%	12%
SALES	3,100	2,870	8%	6%
France	35	33	6%	
United Kingdom	28	24	17%	
United States	9	7	29%	
Netherlands	4	4	-	
Rest of Europe	12	3	300%	
Rest of World	13	10	30%	
	101	81	25%	
Corporate expenses	(6)	(6)	-	
OPERATING INCOME before goodwill amortisation	95	75	27%	17%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Six months ended 30 June 2004	2003	change in %	organic growth*
Information Technology	326	288	13%	12%
Healthcare	212	192	10%	8%
Engineering	173	140	24%	19%
Accounting	118	106	11%	11%
Education	69	69	-	-4%
Other specialties**	149	128	16%	8%
Specialty	1,047	923	13%	11%
Traditional	2,053	1,947	5%	4%
SALES	3,100	2,870	8%	6%
Information Technology	15	12	25%	
Healthcare	14	13	8%	
Engineering	9	5	80%	
Accounting	4	1	300%	
Education	10	10	-	
Other specialties**	6	3	100%	
Specialty	58	44	32%	
Traditional	43	37	16%	
	101	81	25%	
Corporate expenses	(6)	(6)		
OPERATING INCOME before goodwill amortisation	95	75	27%	17%

* Organic growth for the half year is calculated excluding the impact of currency effects and acquistions and on a like-for-like basis for the number of business days in Q1.

** Starting 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of other specialties. The comparative numbers have been adjusted accordingly.

Vedior

CONSOLIDATED INCOME STATEMENT

€ in millions, EPS in €	Reviewed 2004	Unaudited 2003	change in %	organic growth
	Six months ended 30 June			
Sales	3,100	2,870	8%	6%
Cost of sales	(2,551)	(2,345)		
Gross profit	549	525	5%	3%
Personnel cost	(286)	(278)		
Other operating cost	(168)	(172)		
Operating income before goodwill amortisation	95	75	27%	17%
Goodwill amortisation	(139)	(137)		
Operating result	(44)	(62)		
Financial income and expense (net)	(21)	(23)		
Result from ordinary operations before taxes	(65)	(85)		
Taxation	(23)	(16)		
Result from ordinary operations after taxes	(88)	(101)		
Third-party interests	(5)	(6)		
Net loss	(93)	(107)		
Net income before goodwill amortisation	46	30	53%	
Basic loss per ordinary share*	(0.58)	(0.67)		
Basic earnings per ordinary share* before goodwill amortisation	0.27	0.17	59%	
Diluted earnings per ordinary share* before goodwill amortisation	0.26	0.17	53%	

* after preference payments

CALCULATION EARNINGS PER SHARE NUMBERS (UNAUDITED)

€ in millions, EPS in €	Six months ended 30 June 2004	2003
Net loss	(93)	(107)
Payment on preference shares	(2)	(2)
Net loss allocated to holders of (certificates of) ordinary shares	(95)	(109)
Goodwill amortisation	139	137
Net profit before goodwill amortisation allocated to holders of (certificates of) ordinary shares	44	28
Weighted average number of shares (in millions)	164.9	162.5
Basic loss per ordinary share*	(0.58)	(0.67)
Basic earnings per ordinary share* before goodwill amortisation	0.27	0.17

Vedior

CONSOLIDATED BALANCE SHEET

€ in millions	Reviewed 30 June 2004	Audited 31 December 2003	Unaudited 30 June 2003
Fixed assets			
Intangible fixed assets	695	819	951
Tangible fixed assets	110	116	123
Financial fixed assets	42	45	45
	847	980	1,119
Operating working capital	548	478	524
Short-term interest bearing assets and liabilities	(100)	(30)	(29)
	1,295	1,428	1,614
Financed by:			
Long-term liabilities	529	557	677
Provisions	45	45	42
Group equity			
Shareholders' equity	660	766	832
Minority interests	61	60	63
	721	826	895
	1,295	1,428	1,614

Statement of movements in Shareholders' equity:

	2004	2003
Position as at 1 January	766	943
Net loss	(93)	(107)
Equity issue	2	1
Restricted share plan	1	-
Payments to shareholders	(14)	(16)
Exchange rate differences	(2)	11
Position as at 30 June	660	832

Vedior

CONSOLIDATED CASH FLOW STATEMENT

€ in millions	Reviewed Six months ended 30 June 2004	Unaudited 2003
Operating income before goodwill amortisation	95	75
Depreciation	22	23
Movement in operating working capital	(62)	(43)
Movement in provisions	1	(4)
Cash flow from business activities	56	51
Financial income and expenses paid (net)	(21)	(24)
Corporate taxes paid	(22)	(15)
Cash flow from operating activities	13	12
Cash flow used in investment activities	(32)	(23)
Cash flow used in/from financing activities	(3)	18
Balance of cash flows	(22)	7
Balance of cash at 1 January	137	65
Effects of currency translation	-	-
Balance of cash at 30 June	115	72
Short-term debt	(215)	(101)
Short-term interest bearing assets and liabilities	(100)	(29)

Review Report

We have reviewed the half year figures of Vedior N.V., the accompanying balance sheet at 30 June 2004 and the related income statement and cash flow statement for the half year then ended. We have not reviewed the financial data for the second quarter ended 30 June 2004 nor did we review the comparative financial data for the same period ended 30 June 2003. We therefore did not review the comparative financial data included in the income statement, statement of movements in shareholders' equity and the cash flow statement. These half year figures are the responsibility of the Company's management. Our responsibility is to issue a report on these half year figures for the period 1 January 2004 till 30 June 2004 based on our review.

We conducted our review in accordance with the International Standard on Review Engagements applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year figures do not comply with accounting principles for interim financial reporting generally accepted in the Netherlands.

Amsterdam, 28 July 2004

Deloitte Accountants B.V.

Vedior

Appendix A

STATEMENT ON THE IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Introduction

Starting from the financial year 2005, Vedior NV will prepare its consolidated financial statements under International Financial Reporting Standards (IFRS). The comparative figures for 2004 in the financial statements for 2005 will also be based on IFRS. Although most standards have been completed and endorsed by the European Commission, a number of IFRS-standards have only recently been published and the development of interpretations on these standards is still ongoing. The standards on financial instruments, IAS 32 and 39, are not yet endorsed by the European Commission. As a result, any conclusion on the impact of the transition from Dutch accounting principles (Dutch GAAP) to IFRS for Vedior's consolidated statements is provisional and subject to change as well as auditor's approval. For further information on Vedior NV's accounting principles, reference is made to the Vedior NV 2003 Annual Report.

Based on the current standards and interpretations, the following main differences between Dutch accounting principles and IFRS, have been identified.

Goodwill

Under Dutch GAAP goodwill is capitalised and amortised over the economic life according to the straight-line method. The economic life has been determined as seven years.

Under IFRS, starting as from January 2004, no goodwill amortisation will be accounted for anymore. An annual impairment test will be performed and any impairment losses will be booked in the income statement. As at 31 December 2003, Vedior's goodwill amounted to €819 million and as at 30 June 2004 Vedior's goodwill amounted to €695 million. The goodwill amortisation in 2003 amounted to €274 million and the goodwill amortisation for the first half year of 2004 amounted to €139 million.

Share based payments

Vedior NV currently has two share based payment plans: the Restricted Share Plan and the Framework Plan. Under Dutch GAAP only the costs for the Restricted Share Plan are expensed through the income statement.

Under IFRS both plans will be accounted for at fair value and expensed through the income statement over the vesting period.

For the transition to IFRS the plans which have been issued after November 2002 and which have not yet vested at January 2005 are taken into account. For Vedior this relates to the equity incentive series under the plans granted in 2003 and 2004.

The impact of the transition to IFRS, relating to share based payments on the operating result for the first half year of 2004 is not material.

Post-employment benefits

Under Dutch GAAP no difference is made between accounting for defined benefit plans and defined contribution plans. Under IFRS the pension schemes are classified either as defined benefit plans or as defined contribution plans and accounted for on a different basis.

For defined benefit plans, IFRS requires that the (net of) assets and liabilities of the pension fund are accounted for by the employer. The calculation of the income statement charges and the pension liability is based on actuarial assumptions. In these assumptions, for example, future salary increases and return on the fund's assets are taken into account.

For defined contribution plans, the payments to the pension fund are accounted for in the income statement. The IFRS accounting treatment for these plans does not differ from the Dutch GAAP accounting treatment.

For Vedior, certain post-employment schemes, including pension schemes in the Netherlands, Belgium and Japan, are classified as defined benefit plans.

The impact of the transition to IFRS, relating to post-employment benefits, on the operating result for the first half year of 2004 is not material. Furthermore, the impact on the shareholders equity per 30 June 2004 is not material.

Financial instruments

The standards on financial instruments, IAS 32 and 39, have not yet been endorsed by the European Commission. Therefore it is permitted not to apply these standards for the comparative figures of 2004.

Since the standards and their interpretations have not yet been endorsed and are, therefore, subject to change, Vedior NV intends to start applying IAS 32 and 39 only as of January 2005.

The following item is expected to be affected by these standards.

Joint-venture agreement with ING relating to Tiberia B.V.

In connection with the acquisition of Acsys Inc. in May 2000, Vedior and ING entered into a joint-venture agreement. Acsys Inc. is a wholly owned subsidiary of Tiberia B.V. in which Vedior holds 14.4 million of common shares and in which ING holds 30.0 million of cumulative preferred shares with a cumulative preferred dividend of €2.4 million per annum. Furthermore, ING has provided an exchangeable loan of €44 million to Tiberia B.V.

ING has the right to convert the cumulative preferred shares into certificates of ordinary shares of Vedior NV at a price of €16. Furthermore, ING has the right to convert the loan into certificates of ordinary shares of Vedior NV at a price of €16, if, simultaneously, ING converts the cumulative preferred shares.

The exchangeable loan of €44 million from ING is classified as a loan under Dutch GAAP. Under IAS 32/39, the loan classifies as a compound instrument and the two components of the contract, the loan and the conversion option, should be separated.

The conversion option is classified as an equity instrument and should be measured and recognized separately from the loan.

The cumulative preferred shares in the equity of Tiberia B.V. held by ING (€30 million) are classified as a minority interest under Dutch GAAP. Under IAS 32/39 these shares are classified as a loan.

The preferred dividend on these shares will be classified as an interest expense whereas under Dutch GAAP it is classified as a minority interest in the income statement.

Furthermore, the conversion option on the preferred shares will be recognised and measured separately in line with the treatment of the conversion option on the convertible loan.

Vedior

Amsterdam, The Netherlands

Vedior expands into Mexico

For release at 7.00am on 29 July 2004

Vedior is pleased to announce it has acquired an initial 51% interest in Top Personnel, S de RL de CV ("Top Personnel" or "the Company"), a provider of outsourcing and traditional office administration staffing services.

Based in Mexico City, Top Personnel is the 5th largest staffing services company in Mexico. Zach Miles, Vedior's Chief Executive said, *"Mexico is a new market for the Group and I am delighted that we have been able to acquire a company with an excellent reputation and potential to expand its operations under the Vedior Group umbrella."*

The Company achieved audited annual sales to 31 December 2003 of MXN 162.4 million (€13 million) and has sustained an average sales growth rate of 25% over the last five years. Established in 1993, the Company has an excellent client base and services several global companies with needs beyond Mexico.

Through this acquisition, Vedior expands its presence to 36 markets as well as providing a strategic gateway to the Group's Latin American network covering Argentina, Brazil and Chile. Top Personnel will be able to take advantage of Vedior's expertise in developing specialist staffing sectors to add higher-margin specialist staffing to its portfolio of services.

Mexico has the world's 11th largest population and its 9th largest economy, 55% of which is service sector based. Mexico has benefited greatly from the North America Free Trade Agreement (NAFTA) implemented in 1994 as global manufacturers and investors flocked to the country to take advantage of its skilled workforce.

Top Personnel's existing management team will continue to develop the Company. The outstanding 49% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

Notes to Editors:

With annual 2003 sales of €5,970 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 36 countries worldwide including Europe, North America, Australasia, South Africa, Latin America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609